EXHIBIT 99.4

WEBMD HEALTH CORP.

AMENDED AND RESTATED NOMINATING & GOVERNANCE COMMITTEE CHARTER

Effective as of October 30, 2013

A. Purpose

1.	General. The Nominating & Governance Committee (the “Committee”) has been established by the Board of Directors (the “Board”) of WebMD Health Corp. (the “Corporation”) by combining the responsibilities of the Board’s Nominating Committee and its Governance & Compliance Committee. The Committee shall:

•

assist the Board by actively identifying individuals qualified to become Board members and making recommendations to the Board regarding (a) the persons to be nominated by the Board for election as director at each annual meeting of stockholders, (b) appointments of directors to fill vacancies occurring between annual meetings and (c) appointments of directors to fill newly created directorships, if any, created by expansion of the size of the Board between annual meetings;

•	to evaluate and make recommendations to the Board regarding matters relating to the governance of the Corporation;

•

to assist the Board in coordinating the activities of the Board’s other standing committees, including with respect to the Corporation’s compliance programs; and to provide additional oversight of those compliance programs.

2.	Diversity. The Board believes that diversity is a critical attribute of a well-functioning board. It is the responsibility of the Committee to seek qualified candidates to fill vacancies on the Board that contribute distinctive and useful perspectives to governance that best serves the interests of the Corporation and its stockholders. The Committee shall advise the Board on matters of diversity, including gender, race, culture, thought and geography, and recommend, as necessary, procedures for achieving diversity of viewpoint, background, skills, types of experience, and areas of expertise on the Board.

B. Composition

1.	Members. The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than two members. Members of the Committee shall be appointed by the Board in accordance with the By-laws of the Corporation. Committee members shall serve until the earliest of their resignation or their replacement or removal by the Board in accordance with this Charter and the By-laws of the Corporation.

2.	Qualifications. Each member of the Committee shall, in the judgment of the Board (or the Committee or another appropriate committee of the Board), meet the following requirements (the “Independence Requirements”):

•	all independence requirements, under applicable laws, rules and regulations, for members of nominating committees of companies listed for quotation on the NASDAQ Global Market;

•	all applicable independence requirements of The NASDAQ Stock Market for members of nominating committees of companies listed for quotation on the NASDAQ Global Market; and

•

being free from any relationship that, in the opinion of the Board (or the Committee or another appropriate committee of the Board), would interfere with the exercise of independent judgment as a member of the Committee.

In the event that the Board (or the Committee or another appropriate committee of the Board) determines that a member ceases to meet the Independence Requirements, the Board shall consider the removal and replacement of such member; provided, however, that the Board may, if necessary or appropriate in its judgment, appoint or retain Committee members in reliance on any available exceptions to any of the Independence Requirements for the time period such exceptions are available. A failure by one or more Committee members to meet any of the Independence Requirements shall not invalidate decisions made, or actions taken, by the Committee.

3.	Chairperson. A Chairperson of the Committee shall be appointed by the Board or by the Committee. If the Board does not do so, the Committee members shall elect a Chairperson by vote of a majority of the full Committee.

4.	Removal and Replacement. The members of the Committee may be removed or replaced, and any vacancies on the Committee shall be filled, by the Board in accordance with the By-laws of the Corporation.

C. Operations

1.	Meetings. The Committee shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least twice per year, one of which shall be in advance of the Board’s nomination of directors for election at the Corporation’s annual meeting and consideration of other matters relating to the annual meeting. Minutes of these meetings shall be kept and filed with the Secretary of the Corporation.

2.	Agenda; Reports. The Committee shall determine the agenda for its meetings. The Committee may invite other Board members, members of management and others to attend meetings and provide pertinent information and reports, as it deems necessary. Nothing in this Charter shall be construed to restrict the reliance by any member of the Committee, to the full extent permitted by law, on information, opinions, reports or statements presented to the Committee by any of the Corporation’s officers or employees, or other committees of the Board, or by any other person selected with reasonable care by or on behalf of the Corporation or the Committee as to matters the Committee member reasonably believes are within such other person’s professional or expert competence.

3.	Report to Board. The Committee shall report its actions and recommendations to the Board at the next Board meeting after each Committee meeting or, if so determined by the Committee, by distribution to the members of the Board of the minutes of a meeting, a unanimous written consent or other relevant documents.

D. Authority and Responsibilities Delegated to the Committee

1.	The Committee shall establish and review with the Board the qualifications and characteristics that it determines should be sought with respect to individual Board members and the Board as a whole and shall review with the Board any changes thereto that it may, from time to time, determine to be

Amended and Restated Nominating & Governance Committee Charter —

Effective as of October 30, 2013

Exhibit 99.4 – Page 2

appropriate. These qualifications and characteristics shall be designed to assist the Board in meeting the objectives set forth in Section A.2 of this Charter with respect to diversity.

2.	The Committee shall assess the adequacy of this Charter and the procedures developed by the Committee to implement this Charter on at least an annual basis and shall submit any proposed amendments to this Charter that the Committee recommends be made to the Board for its approval. This assessment shall include a review of procedures developed to assist the Board in meeting the objectives set forth in Section A.2 of this Charter with respect to diversity.

3.	In order to assist the Board in meeting the objectives set forth in Section A.2 of this Charter with respect to diversity, the Committee shall develop director search processes that identify qualified Board candidates both in the corporate environment as well as other enterprises, such as government, academia, private enterprise, complex non-profit organizations, and professions that serve them, such as accounting, human resources, and legal services. The search process will be designed so that candidates are not systematically eliminated from the search process due solely to background or organizational affiliation and so that each director search affirmatively seeks to include candidates with diverse backgrounds and skills.

4.	The Committee shall, in accordance with (a) the policies and principles set forth in this Charter and (b) the relevant requirements of applicable law and requirements applicable to companies listed for quotation on the NASDAQ Global Market, identify and recommend to the Board

i.	the persons to be nominated by the Board for election as director at each annual meeting of stockholders,

ii.	persons to be appointed as directors to fill vacancies occurring between annual meetings, and

iii.	persons to be appointed as directors to fill newly created directorships, if any, created by expansion of the size of the Board between annual meetings.

5.	The Committee shall review candidates for the Board recommended by stockholders pursuant to policies and procedures established by the Committee from time to time.

6.	The Committee shall consider whether to recommend to the Board increases or decreases in the size of the Board. The Committee shall consider whether to recommend to the Board (a) changes in the Board committee assignments of existing directors, (b) committee assignments for new directors and (c) the formation of additional Board committees.

7.	The Committee shall evaluate and make recommendations to the Board regarding (a) the governance of the Corporation; (b) Board procedures; and (c) related matters. Recommendations may include possible changes to the Corporation’s Certificate of Incorporation, By-laws, Board committee charters and other relevant constitutive documents, policy statements or similar materials.

8.	The Committee shall evaluate and make recommendations to the Board regarding any proposals for which a stockholder has provided required notice that such stockholder intends to make at the Annual Meeting of Stockholders, including recommendations regarding the Board’s response and regarding whether to include such proposal in the Corporation’s proxy statement.

9.	The Committee may, if it deems it appropriate to do so, develop and present to the Board for its adoption a set of “Corporate Governance Guidelines,” which shall set forth guidelines in areas such as the function and operations of the Board and its committees.

Amended and Restated Nominating & Governance Committee Charter —

Effective as of October 30, 2013

Exhibit 99.4 – Page 3

10.	The Committee shall assess the adequacy of this Charter on at least an annual basis and shall submit any proposed amendments to this Charter that the Committee recommends be made to the Board for its approval.

11.	The Committee shall, to the full extent permitted by applicable law and the listing standards of The NASDAQ Stock Market applicable to the Corporation, be responsible for making any required determinations regarding the independence of the members of the Board.

12.	The Committee shall assist the Board in coordinating the activities of the Board’s other standing committees, including with respect to the Corporation’s compliance programs, and shall provide additional oversight of those compliance programs and related matters.

13.	The Committee shall provide oversight with respect to matters relating to recruitment of senior executives of the Corporation, development of management talent and executive succession planning.

The foregoing list is not intended to be exhaustive, and the Committee shall, in addition, have such powers as may be necessary or appropriate in furtherance of the objectives set forth in this Charter, including the objectives set forth in Section A.2 of this Charter with respect to diversity, or as may, from time to time, be delegated by the Board. The adoption of this Charter and any amendments hereto shall not be construed to reduce any power or authority previously delegated to the Committee by the Board.

The Committee shall, to the full extent permitted by applicable law and the listing standards of The NASDAQ Stock Market applicable to the Corporation, have the power to delegate its authority to subcommittees or individual members of the Committee, as it deems appropriate.

The Committee shall have direct access to management of the Corporation and may obtain advice and assistance from the Corporation’s Legal, Human Resources, Tax, Finance, Accounting and Internal Audit Departments and other specialists. The Committee shall have the power to retain search firms or other advisors to identify director candidates. The Committee may also retain counsel or other advisors, as it deems appropriate. The Committee shall have the sole authority to retain and terminate such search firms, advisors or counsel and to review and approve their fees and other retention terms and shall have the authority to cause the payment of such fees by the Corporation.

Amended and Restated Nominating & Governance Committee Charter —

Effective as of October 30, 2013

Exhibit 99.4 – Page 4